Mail Stop 4561

June 2, 2006

Mark Meller
Chief Executive Officer
Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, NJ 07039

Re: **Trey Resources, Inc.**
        Registration Statement on Form SB-2
        Filed May 9, 2006
        File No. 333-133924

Dear Mr. Meller:

        We have conducted a limited review of your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page 2 that refers to the outstanding principal balance of
        $1,025,000 and accrued interest still owed by the company to Cornell from the prior
        advances under the equity line of credit that was terminated on December 30, 2005. We
        further note that this outstanding balance was converted into debentures. Pursuant to the
        equity line agreement filed as Exhibit 10.1 to your registration statement on Form SB-2
        filed on October 3, 2003, it appears that the company had to deliver the shares to
        Cornell's counsel prior to the release of funds. Please explain to us in detail why the
        company has an outstanding principle balance and accrued interest still owed to Cornell.

2.   Please explain to us how converting the outstanding balance under the equity line into convertible debentures for Class A common would not impact whether the company had "completed" the private transaction of all of the securities that it registered for "resale" in its registration statement on Form SB-2 filed in October, 2003. Please see the March 2001 Supplement to the Division's Current Issues Outline regarding private equity lines with registered resales available on www.sec.gov.

Facing Page

3.   We note that the 1,474,404,375 shares to be registered includes shares issued to the selling shareholders in various private placement transactions and asset purchase transactions. We further note your disclosure on page 1 that Cornell intends to sell up to 1,474,404,375 shares upon conversion of certain indentures. Please revise to clarify what you mean by "various private placement transactions and asset purchase transactions." If all the shares to be registered relate to shares to be issued upon conversion of the indentures, please so state.

Prospectus Summary, page 1

The Offering and Cornell Financing Arrangements, page 1

4.   We note your statement on page 1 that on December 30, 2005, you entered into a securities purchase agreement with Cornell whereby you issued to Cornell an aggregate $2,359,047 of secured convertible debentures. We further note your disclosure on page 2 that you issued two additional debentures for $600,000 each on December 20, 2005 and May 2, 2006. Please revise your disclosure on page 1 and throughout the prospectus, including page 12, to clarify, if true, that the $2,359,047 of secured convertible debentures were not all issued on December 30, 2005, and provide the date and amount of each issued debenture.

Cornell Convertible Debentures, page 12

5.   We note your disclosure on page 12 that, if your Class A common stock is trading above the conversion price at the time of prepayment, you must pay a 20% prepayment premium. We further note your disclosure that Cornell may convert the debentures into a number of shares equal to the quotient obtained by dividing (x) the outstanding amount of debentures to be converted by (y) 90% of the lowest closing bid price of your shares during the 30 trading days immediately preceding the conversion date. Please clarify, if true, whether you will always be subject to a prepayment penalty as the conversion price appears to be 90% of the lowest closing bid price of your shares.

6.   We note that you paid to Yorkville Advisors, LLC, the general partner of Cornell, a fee equal to 10% of the aggregate purchase price under the securities purchase agreement. Please expand your disclosure to quantify this amount in this section and the summary.

Selling Stockholders, page 14

7.   We note your disclosure on page 14 that you issued five promissory notes payable to
        Cornell in 2004 totaling $1,350,000 for advances on the equity line financing agreement
        and that the promissory notes were repaid in full as of May 16, 2005. Please expand your
        disclosure to clarify why promissory notes were issued for advances on the equity line.
        Please provide the date and amount of each promissory note. In addition, please describe
        the source of funds used to repay the promissory notes in full as of May 16, 2005.
        Finally, please clarify how these promissory notes for an aggregate $1,350,000 are
        related to the outstanding principal balance of $1,025,000 and accrued interest still owed
        by the company to Cornell from the prior advances under the equity line.

Where You Can Find More Information, page 27

8.   Please revise to omit the reference to Room 1024, Judiciary Plaza. The Public Reference
        Room is located in Room 1580, 100 F Street, N.E., Washington, D.C.

Management's Discussion and Analysis, page 27

9.   We note your statement on page 27 that in January 2003, as subsequently amended
        retroactively to January 27, 2003, you entered into an equity line of credit agreement.
        Please revise your disclosure to clarify what you mean by "as subsequently amended
        retroactively to January 27, 2003" and provide the date that the agreement was initially
        executed and any subsequent amendments.

Part II. Information Not Required in Prospectus

Undertakings, page II-5

10.   Please update this section to include the new undertakings that went into effect December
        1, 2005. We refer to Item 512 of Regulation S-B.

* * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act

of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Scott S. Rosenblum, Esq. (*via facsimile*)
Kramer Levin Naftalis & Frankel LLP